UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2014, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of
The Procter & Gamble Commercial Company

Date:  November 14, 2014
By:      /s/ Eric S. Baumgardner
Eric S. Baumgardner
Associate Director, HRSS Finance, Global Business Services

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Employer ID No.: 66-0676831

Plan Number: 001

Financial Statements as of and for the
Years Ended June 30, 2014 and 2013,
Supplemental Schedule as of June 30, 2014, and
Report of Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2014 and 2013	3

Notes to Financial Statements as of and for the Years Ended June 30, 2014 and 2013	4-9

SUPPLEMENTAL SCHEDULE:	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2014	11

     NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of June 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
 November 14, 2014

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2014 AND 2013

	2014	2013

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:
Cash	$ 4,914	$ 4,962
The Procter & Gamble Company common stock	31,841,489	31,670,672
The J.M. Smucker Company common stock	225,632	222,373
Mutual funds	41,230,031	36,506,876

Total participant-directed investments — at fair value	73,302,066	68,404,883

COMPANIES' CONTRIBUTIONS RECEIVABLE	3,006,387	3,002,826

NET ASSETS AVAILABLE FOR BENEFITS	$ 76,308,453	$ 71,407,709

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	2014	2013

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 5,049,080	$ 9,229,296
Dividend income	1,632,620	1,597,264
Interest income	33	85

Total investment income — net	6,681,733	10,826,645

COMPANIES' CONTRIBUTIONS	3,010,443	7,013,473

Total additions	9,692,176	17,840,118

DEDUCTIONS:
Benefits paid to participants	4,750,430	5,657,524
Administrative expenses	41,002	25,626

Total deductions	4,791,432	5,683,150

NET INCREASE IN NET ASSETS	4,900,744	12,156,968

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	71,407,709	59,250,741

End of year	$ 76,308,453	$ 71,407,709

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
 THE PROCTER & GAMBLE COMMERCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

1.	PLAN DESCRIPTION
The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the "Plan Sponsor") and Olay LLC (collectively, the "Companies"), subsidiaries of The Procter & Gamble Company ("P&G"). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies' contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.
The following schedule details the contribution percentages by years of service.
Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies' contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can allocate their account to one or all of the investment options.
Investments — Participants direct the investment of the Companies' contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.
Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 6 for vesting provisions in the event of Plan termination.
Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an amount of the participant's election as often as once per month, or annual installments over a period not to exceed the lesser of ten years or the participant's life expectancy or the life expectancy of the participant's spouse after the date of death, termination, retirement, or disability.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies' annual contributions. No forfeitures were used to reduce the Companies' annual contributions during the years ended June 30, 2014 or 2013.
Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company ("Smuckers") common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smuckers common stock is determined by published composite trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2014 and 2013.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Cash Equivalents — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2014 and 2013, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2014 and 2013:
	Fair Value Measurements at June 30, 2014,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 4,914	$ -	$ -	$ 4,914
Common stock	32,067,121			32,067,121
Mutual funds:
Fixed	13,237,683	-	-	13,237,683
Equity	15,363,389	-	-	15,363,389
Balanced	12,628,959	-	-	12,628,959

Total	$ 73,302,066	$ -	$ -	$ 73,302,066

	Fair Value Measurements at June 30, 2013,
	Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	$ 4,962	$ -	$ -	$ 4,962
Common stock	31,893,045			31,893,045
Mutual funds:
Fixed	13,625,255	-	-	13,625,255
Equity	12,103,795	-	-	12,103,795
Balanced	10,777,826	-	-	10,777,826

Total	$ 68,404,883	$ -	$ -	$ 68,404,883

4.	INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2014 and 2013, are as follows:
		2014	2013

*	The Procter & Gamble Company common stock	$ 31,841,489	$ 31,670,672
**	J.P. Morgan Chase Bank Prime Money Market Fund	-	9,556,712
**	Vanguard Prime Money Market Fund	8,881,225	-
**	Blackrock S&P 500 Fund	-	7,109,471
	Vanguard Balanced Index	12,628,959	10,777,826
	Vanguard Small Cap Index	4,034,666	-
**	Vanguard Institutional Index	9,008,830	-

*	Party-in-interest.
**	Fund Added or Removed in 2014
During the years ended June 30, 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:
	2014	2013

Net appreciation in fair value of:
Mutual funds	$ 4,424,834	$ 2,549,535
Common stock	624,246	6,679,761

Net appreciation of investments	$ 5,049,080	$ 9,229,296
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by J. P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by The Procter & Gamble U.S. Business Services Company as defined by the Plan. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is also the custodian as defined by the Plan. In addition, certain Plan investments are short term investments managed by Banco Popular. Banco Popular serves as trustee for the Plan. Therefore, these transactions qualify as party‑in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At June 30, 2014 and 2013, the Plan held 405,160 and 411,361 shares, respectively, of P&G common stock with a cost basis of $20,340,587 and $20,063,861, respectively. During the years ended June 30, 2014 and 2013, the Companies contributed $3,010,443 and $7,013,473, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2014 and 2013, the Plan recorded dividend income from P&G common stock of $995,482 and $970,579, respectively.
During the years ended June 30, 2014 and 2013, the Plan's investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $617,248 and $6,616,865, respectively.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.
7.	FEDERAL INCOME TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the "PRIRC"), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 9, 2012, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2014

Identity of Issue	Description of Investment	Fair Value

SHORT TERM INVESTMENTS:
* Banco Popular	Liquefied Cash	$ 4,914

* THE PROCTER & GAMBLE COMPANY	Common stock, no par value
	405,160 shares
	(cost $20,340,587)	31,841,489

THE J.M. SMUCKER COMPANY	Common stock, no par value
	2,117 shares
	(cost $66,720)	225,632

MUTUAL FUNDS:
Vanguard	Prime Money Market Fund	8,881,225
Vanguard	Institutional Index	9,008,830
Vanguard	Inflation Protected Securities	883,807
Vanguard	Balanced Index	12,628,959
Vanguard	Total Bond Index	3,472,651
Vanguard	Small Cap Index	4,034,666
Vanguard	FTSE All-World Ex US Index	2,319,893

TOTAL ASSETS		$ 73,302,066

* Party-in-interest